EXHIBIT 99.1


           FORM OF IA GLOBAL, INC. 1999 STOCK OPTION PLAN, AS AMENDED


SUMMARY OF THE 1999 PLAN

         The 1999 Plan was adopted by the board of directors of the Company on January 25, 1999. The 1999 Plan is intended to encourage key employees of the Company and its affiliates and other individuals who render services to the Company or an affiliate, by providing opportunities to participate in the ownership of the Company and its future growth. The 1999 Plan permits for the issuance of a total of 1,500,000 shares of the Company's common stock.

         The 1999 Plan is administered by a committee of the board of directors. The board of directors of the Company appoints the members of the committee. If there is no such appointment, the board of directors itself shall constitute the committee. Subject to the terms of the 1999 Plan, the committee makes all decisions concerning the administration of the 1999 Plan, including how to interpret the 1999 Plan and any award statements evidencing awards of stock options or other securities eligible to be issued under the 1999 Plan. Subject to the terms of the 1999 Plan, the committee determines which eligible persons will receive awards, when and how often they will receive awards, and the size and other terms of those awards, including the issuance price of stock options granted under the 1999 Plan and exercise time on such options, and whether restrictions are to be imposed on shares of common stock issued upon the exercise of stock options. Unless otherwise determined by the board of directors, the interpretation and construction by the committee of the 1999 Plan or of any award shall be final.

         The 1999 Plan authorizes the award of options (both incentive stock options and nonstatutory stock options). These awards may be made by the committee to any eligible person, except that incentive stock options may be granted only to eligible persons who are designated as employees by the committee.